Exhibit 99.1

Adagene Achieves $3 Million Milestone in Collaboration with Exelixis for Successful Nomination of Second SAFEbody® Novel Masked Antibody-Drug Conjugate

SAN DIEGO and SUZHOU, China, May 4, 2023 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies today announced achievement of a milestone in its ongoing collaboration with Exelixis for development of novel masked antibody-drug conjugate (ADC) candidates leveraging Adagene’s proprietary SAFEbody precision masking technology.

Under the terms of a collaboration and licensing agreement established in 2021, the milestone triggers a $3 million payment to Adagene for successful nomination of the lead SAFEbody candidates for the second of its collaboration programs.

“This milestone reflects our focus on delivering high quality antibody candidates to our technology licensing partners, further validating our platform and world-class antibody engineering expertise,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer, and Chairman of Adagene. ”Our collaboration with Exelixis also reflects a strong commitment at Adagene to bringing in non-dilutive funding by leveraging our SAFEbody precision masking and dynamic antibody technologies.”

SAFEbody technology is designed to overcome safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. This allows for improved tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues, a longstanding challenge with many antibody therapeutics.

Under the terms of the agreement, Adagene received an upfront payment of $11.0 million and Exelixis can nominate two targets for development of SAFEbody candidates during the collaboration. Adagene is eligible for development and commercialization milestones, as well as royalties on net sales of products developed around each of these targets.

In January 2022, Adagene received a $3.0 million milestone payment from Exelixis for the successful nomination of lead SAFEbody candidates for one of the collaboration programs, and an additional $1.1 million upfront payment in June 2022.

Adagene has a network of global technology licensing agreements, including a $2.5 billion collaboration with Sanofi announced in March 2022. In addition to ongoing technology licensing collaborations, Adagene applies its SAFEbody technology to develop candidates for its wholly-owned pipeline of transformative antibody-based therapeutics. The company also has a clinical collaboration with Roche, who is sponsoring and conducting a randomized phase 1b/2 to evaluate the anti-CTLA-4 SAFEbody ADG126 in combination with atezolizumab and bevacizumab in first-line treatment of advanced hepatocellular carcinoma.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential benefits and collaborations under the collaboration and license agreement with Exelixis and other licensing agreements, statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com